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April 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief

Kevin Dougherty, Staff Attorney

Jenifer Gallagher, Staff Accountant

Mark Wojciechowski, Staff Accountant

Re:	Brookfield Renewable Corporation
Brookfield Renewable Partners L.P.
Registration Statement Originally Filed November 8, 2019 on Form F-1
File Nos. 333-234614 and 333-234614-01
Amendment No. 2 to Form F-1 on Form F-1/F-4
Filed April 21, 2020

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Renewable Corporation (“BEPC”) and Brookfield Renewable Partners L.P. (“BEP,” and together with BEPC, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 30, 2020, relating to the Registration Statement on Form F-1 (Registration Nos. 333-234614 and 333-234614-01) of the Registrants originally filed with the Commission on November 8, 2019, as amended (the “Registration Statement”). Amendment No. 2 to the Registration Statement on Form F-1/F-4 (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement to update other disclosures, including updates related to the proposed acquisition by BEP and BEPC of all of the shares of Class A common stock, par value $0.01, of TerraForm Power, Inc. not already owned by BEP and its affiliates. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 2.

April 21, 2020

Amendment No .1 to Form F-1 filed January 17, 2020

Executive Compensation, page 126

1.

Please update your executive compensation disclosures to include any compensation paid for the fiscal year ended December 31, 2019 or explain why you are unable to do so. Refer to Form F-1 and Item 6(b) of Form 20-F for guidance.

In response to the Staff’s comment, the Registrants have revised the executive compensation disclosure in Amendment No. 2 to include the compensation paid for the fiscal year ended December 31, 2019.

Material United States Federal Income Tax Considerations

Consequences to U.S. Unitholders, page 195

2.

We note your response to comment 12 and we re-issue in part. In your response and in your disclosure at page 196, you state that whether or not the partnership or BRELP will be considered an “investment partnership” depends on the highly factual determination that neither has been engaged in a trade or business since its date of formation. However, in the first paragraph at page 196 you also state that “based on the activities and assets of each of the partnership and BRELP from their respective dates of formation, the general partner of the partnership intends to take the position and believes that each of the partnership and BRELP qualifies as an investment partnership within the meaning of Section 731(c)(3)(C)(i) of the U.S. Internal Revenue Code,” which appears to be a material tax consequence. As a representation as to this material tax consequence is set forth in the filing, please revise to include this representation within the opinion of counsel. If there is significant doubt about the tax consequences, counsel may give a “should” or “more likely than not” opinion to make clear the opinion is subject to a degree of uncertainty. Refer to Section III.C.3 and 4 of Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 21, 36, 246, 249 and 256 of Amendment No. 2 to clarify that, based upon the Code, Treasury Regulations, published revenue rulings, and court decisions, and certain factual statements and representations made by the general partner of BEP and the general partner of BRELP as to the structure, activities, and assets of BEP and BRELP from their respective dates of formation, Torys LLP is of the opinion that each of BEP and BRELP should qualify as an “investment partnership” within the meaning of the Code.

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April 21, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

David J. Perkins, Esq.

Cravath, Swaine & Moore LLP